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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                                   -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X       Form 40-F
                                       ---                ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No X
                                        ---       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

3Q2004 results to be released on Tuesday, October 26, 2004


Zug, Switzerland, October 18, 2004

Converium Holding Ltd, Zug will release its 3Q2004 results before the markets open in Europe on Tuesday, October 26, 2004.

A live webcast for the investment community will be held on Tuesday, October 26, 2004 at 9:30 am Central European Time (CET). You can access it via the company's web site www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 412 317 0088 (USA) or +44 207 866 4300 (UK) with access code: 514.

An Analyst and Media Conference will take place at Converium in Zurich, General Guisan-Quai 26, on Tuesday, October 26, 2004 from 11:00 am to 12:15 pm. A second Analyst Conference will be held at the London Underwriting Centre, Greenwich Room, 3 Minster Court, Mincing Lane, London, EC3R 7DD, on Wednesday, October 27, 2004 from 9:30 to 10:30 am.

Contacts:

Zuzana Drozd
Head of Investor Relations
+41 1 639 91 20
zuzana.drozd@converium.com


Michael Schiendorfer
Media Relations Manager
+41 1 639 96 57
michael.schiendorfer@converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                CONVERIUM HOLDING AG




                                By:  /s/ Dirk Lohmann
                                     Name:      Dirk Lohmann
                                     Title:     CEO




                                By:  /s/ Christian Felderer
                                     Name:      Christian Felderer
                                     Title:     General Legal Counsel



Date:  October 22, 2004